Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: June 24, 2015

 Ahold opens 126 grocery pick-up points in the U.S. and Europe  Ahold added to the FTSE4Good Index and recognized for the 6th year in a row in the Dow Jones Sustainability IndexAlbert Heijn opens its 28th store in Belgium Ahold reaches ~€1.4b in total online consumer salesAhold acquires SPAR, solidifying its position in the Czech Republic  Proposed merger with Delhaize announced  From a single, local grocery story in 1887 to aninternational, market-leading, omni-channel retailer today   Holding company Albert Heijn changes its name to Ahold N.V.Acquires Etos & Simon de Wit  Ahold acquires the Netherlands’ leading wine retailer Gall & Gall First home delivery Albert Heijn  Ahold opens first Peapod pick-up points in the U.S.Ahold acquires bol.com, the #1 online retailer in Benelux  Albert Heijn and his wife open a small grocery store in Oostzaan  Ahold purchases Peapod, the largest and most successful internet supermarket in the U.S.Albert Heijn starts online grocery ordering service  Albert Heijn launches ‘Appie’, a multi-feature iPhone app  Albert Heijn opens the Netherlands’ first self-service supermarket  Ahold expands into the Czech Republic with acquisition of 56 Julius Meinl stores  First listing on Amsterdam Stock Exchange  Ahold expands into the U.S. market with acquisition of Giant Carlisle storesFirst Albert Heijnfranchise store  Ahold launches two new Albert Heijn supermarket formats (Albert Heijn XL and AH to go)  Dick Boer appointed CEO, effective March 2011  Ahold adds convenience stores in the Netherlands and the U.S. to its portfolio  Albert Heijn opens first store in Belgium Peapod receives its 20 millionth orderAhold launches Reshaping Retail strategy  Albert Heijn reduces transport time for fruits and vegetables from one week to one day  Ahold expands further into the U.S. with acquisition of Stop & Shop  Ahold acquires Giant Landover  1948   1981  2002  2010  2013  2015  2006  2011  1961  1996  1998  1973  1989  1887  2014  2009  2001  1955  2012  2005

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration.  In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC.  Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close.  Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company.  The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.